

Teresa LoBue

Startup founder looking to help improve and shape the future.

San Francisco Bay Area

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Stealth Mode Startup Company

 **Stanford University**

 **See contact info**

 **500+ connections**

Experience

Founder & CEO
Stealth Mode Startup Company
2016 – Present · 2 yrs


Consultant
The Boston Consulting Group
2011 – 2014 · 3 yrs


President
San Francisco American Marketing Association
2011 – 2013 · 2 yrs
San Francisco Bay Area


Director of Marketing
BARS+TONE
2009 – 2011 · 2 yrs


Managing Director
Modern Marketing Concepts
2005 – 2009 · 4 yrs

Show 3 more experiences ﹀

Education


Stanford University


University of Southern California - Marshall School of Business

University of Southern California

Volunteer Experience

Vice President of Programs
American Advertising Federation
2010 – 2012 • 2 yrs

Vice President of Programs
San Francisco American Marketing Association
2009 – 2011 • 2 yrs

Skills & Endorsements

Advertising · 60

 Endorsed by **Brandie Park and 2 others who are highly skilled at this**

Endorsed by **4 of Teresa's colleagues at American Marketing Association (AMA) San Francisco Chapter**

Social Media Marketing · 58

 Endorsed by **Maya Spivak and 5 others who are highly skilled at this**

Endorsed by **3 of Teresa's colleagues at American Marketing Association (AMA) San Francisco Chapter**

Marketing · 58

 Endorsed by **Brandie Park and 3 others who are highly skilled at this**

Endorsed by **4 of Teresa's colleagues at American Marketing Association (AMA) San Francisco Chapter**

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Recommendations

Received (14)   Given (0)


H Martin E Calle, III
Chairman | Calle & Company | CPG Strategic Management Consultants | New Products | Established Products | 714.244.9511

July 14, 2012, Teresa worked with H Martin E in the same group

Always vibrant, I could not imagine a more influential woman, or more resourceful C-suite executive to helm the American Marketing Association.


H Martin E Calle, III
Chairman | Calle & Company | CPG Strategic Management Consultants | New Products | Established Products | 714.244.9511

October 11, 2011, Teresa worked with H Martin E in the same group

Teresa LoBue is one hell of a person. And she's nice too. A bright mind. A quick wit, Teresa excels at finding exceptional marketing and business management solutions whose deliverables consistently exceed established category norms. Teresa is exceptionally well qualified for any line management, executive or senior executive management position you would like her to consider.

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Accomplishments

2 **Languages**   ⌄
English • Italian

Interests



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